INVEST IN **PEACHY INC.**

Future of Supplements: Preworkout Pods Inspiring Women On Their Fitness Journey


Peachy Inc
3 FLAVORS IN ONE JAR
CANDY SHOPPE
PREWORKOUT PODS
Peachy Inc
3 FLAVORS IN ONE JAR
Cocktail Party
PRE WORKOUT PODS

peachyinc.com Lindon UT

Food | B2C | Ecommerce | Health and Fitness | Female Founder

LEAD INVESTOR

Megan Brown

I invested in Peachy Inc. because I know this company will go far. I know the owners work day and night to make this company everything it is and they will take it to the next level and the next. They have worked tirelessly to get their product right for all women to be able to feel confident in their pre workout. I myself use this product every time I workout and I've never been disappointed by the results. It works exactly as it should. It gives a great boost for my workout and it lasts as long as I need it to without being overpowering. The taste of each flavor is hand picked and tested over and over until they are perfect. I believe in this company. I love Peachy Inc.

Invested $5,000 this round

Highlights

1. 📈 770% growth between 2020-2021 with $549,000 in revenue in 2021
2. 💯% organic sales and $0 spent on ads
3. 👸 Female and 👍🏽 Minority Founded and Owned
4. 🌎 Global pre-workout market size is $14B with huge potential for future growth post Covid
5. 🥇First to market with low competition in the edible pod industry
6. 🚀 Sales projected to hit $6.3M by the end of next year (not guaranteed)

5. 🥇First to market with low competition in the edible pod industry
6. 🚀 Sales projected to hit $6.3M by the end of next year (not guaranteed)

Our Team



Natalie Malele Co-Founder / CEO

Natalie is the face and Founder behind Peachy Inc. she is a master at driving sales, reaching over $1M in sales organically through social media. She is extremely proficient in managing people and process implementation.

We believe that pods are the future of the fitness and supplement industry. In 10 years, we see most supplement companies converting to pods with Peachy at the forefront of the innovation.



John Malele Co-Founder / President

Johnnys high level vision and proficient execution consistently brings Peachy to the next level. He has excellent people skills and looks for networking opportunities wherever he can.



Sadie Nielsen COO

As the chief operating officer, Sadie manages our campaigns, develops strategies for success, and assists with product development. She is very organized, works well under pressure and managing multiple tasks at once.

Pitch


Peachy Inc
PRE WORKOUT PODS
Investor Deck
APRIL 2022

Problem # 1

Pre-workouts are made for men.


1,000's of men's
Less than a dozen women's

pre-workouts on the market.

pre-workouts on the market.

Problem # 2

Supplements haven't changed for decades.



Powder is messy | Serving size varies | Not travel friendly

Solution # 1

Meet Peachy Inc: Pre-workout made for women.

- Formulated specifically for women
- Best tasting flavors
- Intrinsic branding

3 factors most important to women:

Great Taste | Great Energy | No Crash or Jitters



Peachy Inc
Cocktail Party
PRE WORKOUT PODS

Solution # 2

Pre-measured and Packaged in Water Dissolvable Pods.

No scoop, no mess, no problem!



DROP IT! | SHAKE IT! | ENJOY IT!



Innovation #1



Dissolvable Film

- Made from cellulose and other binding agents
- FDA GRAS Certified
- Tasteless, odorless, & quickly dissolvable


Peachy Inc
CANDY SHOPPE
PREWORKOUT PODS

Innovation #2

Mixed Flavored Jars:

- 3 flavors in 1 jar
- Convenience + Variety
- Cost effective for the customer


Peachy Inc
CANDY SHOPPE
PREWORKOUT PODS
Peachy Inc
Cocktail Party
PRE WORKOUT PODS

Traction #1

2020-2021, sales grew by 770%

2021 Benchmarks:

- $549,000 in Revenue
- 5% Conversion Rate
- $0 CAC


Peachy Inc
Cocktail Party
PRE WORKOUT PODS

Traction #2

Continued growth in 2022

January 2022:

- $120,000 in sales

February 2022:

- $146,000 total sales
- ($137,000 in the first


Peachy Inc

day of launch)


CANDY SHOPPE
PREWORKOUT PODS

Market Size

$168B	$48B	$14B
Global Dietary Supplement Market 2020[1]	US Dietary Supplement Market 2020[1]	US Pre-Workout Supplement Market by 2020[2]

[1] https://www.grandviewresearch.com/industry-analysis/dietary-supplements-market
[2] https://www.grandviewresearch.com/industry-analysis/pre-workout-supplements-market

Market Validation

- Clearco, the world's largest ecommerce investor platform valued Peachy at $3.5M pre-money valuation.
- 35,000+ girls have signed up for restock notifications and announcements
- $100,000 in sales in one hour of launch at peachyinc.com on February 25th 2022

Competitive Analysis

	Women Specific	Not Women Specific
PODS	Peachy Inc	X Body Fortress *no longer producing X Podz Nutrition *no longer producing Vade Nutrition
NON-PODS	Alani Nu Ideal fit NLA Women's Best	Optimum Nutrition, Cellucor, Bucked up, Ghost, Jym, Gorilla Mode, Insane Labz Kaged, Pride, Legion, Alpha Lion, Lit, Steel, Vintage Blast Nitro Surge, BSN No Xplode, RedCon1, Wrecked, Dymatize, Muscletech, Endorush

Competitive Advantages

1st to Market

First to release pre-workout pods. TikTok #preworkoutpods has 23.5M views that are all Peachy Inc. videos

Low Competition

Only four large companies in the women's supplement space.

Ease of Use

Drop it. Shake it. Drink it.

Unique

3 Flavors in 1 jar
Best flavors on the market
Doesn't cause jitters or crashes

Brand Mission

Our mission to be inclusive, in an otherwise exclusive industry, speaks to our women by creating a safe place for them in their fitness journeys.

Design

Aesthetic packaging, targeted content, and website layout that resonates with women.

Use of Funds

Seeking investment for:

Inventory Management

Keep Inventory Stocked

- Last year, $400,000 of revenue was left on the table due to being out of stock for 5 months.
- We will produce 5X the inventory that will last 8-12 months

Marketing Optimization

Building Community

- Grow our ambassador team to 5,000 reps
- Build an in office studio to bring all marketing efforts in house.

Product Expansion

Expanding product offering to drive sales

- Release 3 new flavors August 2022
- 1 seasonal flavored jar released by October 2022

The Peachy Team



Johnny Malele
Co-Founder & COO

- Manages Finances
- Product Development
- Supply Chain



Natalie Malele
Co-Founder & CEO

- Sales
- Content Creator
- Process Implementer



Sadie Nielsen
Media Director

- Manages Marketing Campaigns
- Handles Copyright
- Coordinates PR

We invite all to invest and provide any question about investing in Peachy under the "Ask Question" tab.


Peachy Inc


PRE WORKOUT PODS